Exhibit A

Dear ArcSighters,
As requested by many of you, below is a summary of the treatment of the ESPP and options in connection with the proposed merger with HP. Please note that we will hold informational sessions in the coming weeks, so if you have more questions regarding the ESPP or your options in connection with the merger, please hold them and we will address them at that time.
ESPP
For any participants in the current offering period (March 16, 2010 — September 15, 2010) — the period for which you enrolled prior to March 16, 2010, the purchase of your ESPP shares will occur tomorrow, and the shares will be deposited in your account on September 16, 2010. We are currently in an open trading window, and anticipate that the trading window will close on October 1, 2010, as provided in our insider trading policy. During the open trading window, if you choose to do so, you will be able to sell your ESPP shares from the current offering period described above or any prior offering period.
For any employees who have enrolled or will enroll in the offering period commencing September 16, 2010, the purchase date will be the earlier of March 15, 2011 or the date that is immediately prior to date on which the closing of the merger takes place (the “Purchase Date”). All employee contributions to the ESPP from September 16, 2010 up to the Purchase Date will be used to purchase shares of ArcSight common stock, at a 15% discount from the lower of the price on September 16, 2011 or the Purchase Date.
Just as a reminder, for eligible employees in the US and the UK, the deadline to enroll in the next offering period is 11:59 p.m. ET on Wednesday, September 15, 2010.
Options
At the effective time of the merger, each vested option with an exercise price less than $43.50 (the same price as HP’s planned tender offer to stockholders) will be cancelled and you will receive an amount in cash (without interest and subject to deduction for any required withholding tax) equal to the product of (1) $43.50 less the exercise price of the option, multiplied by (2) the number of shares subject to such option.
For example if you hold vested options to purchase 100 shares at an exercise price of $23.50, you will receive a payment in the amount of ($43.50 - $23.50) × 100, or $2,000 cash, without interest and subject to deduction for any required withholding tax.
In addition, at the effective time of the merger, each unvested option with an exercise price that is less than $43.50 per share (the same price as HP’s proposed tender offer to stockholders) will be assumed by HP and converted into an option to purchase shares of HP common stock, with the material terms and conditions, including vesting, substantially the same as is in your current option, except that:
(a)	the number of shares of HP common stock subject to each such ArcSight option will be determined by multiplying the number of shares subject to such option by a ratio (the “Exchange Ratio”), the numerator of which is $43.50 and the denominator of which is the average closing price of HP common stock over the five trading days immediately preceding the day that the effective time of the merger occurs (rounded down to the nearest whole share), and

(b)	the exercise price per share of HP common stock (rounded up to the nearest whole cent) will equal (1) the current exercise price per share of such ArcSight option divided by (2) the Exchange Ratio.
Finally, each unvested option with an exercise price that is greater than or equal to $43.50 per share (the same price as HP’s proposed tender offer to stockholders) will not be assumed by HP and will be cancelled at the effective time of the merger (the holder of any such “underwater” option will not be entitled to any cash payment, options to purchase shares of HP common stock or any other consideration in respect of such “underwater” option). The same will be true for vested options with an exercise price that is greater than or equal to $43.50 per share, if there are any at the effective time of the merger.
Trâm
Trâm T. Phi
ArcSight, Inc.
Vice President and General Counsel
Forward-Looking Statements
This press release contains projections and other forward-looking statements regarding the expected performance of Hewlett-Packard Company (“HP”) following completion of the acquisition, including statements related to HP’s product and service offerings and the future of the enterprise threat and risk management market. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of ArcSight, Inc. (“ArcSight”) due to the uncertainty about the acquisition, the retention of employees of ArcSight and the ability of HP to successfully integrate ArcSight and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of ArcSight’s filings with the United States Securities and Exchange Commission, including its most recent filings on Form 10-K and Form 10-Q.
Securities Law Disclosures
This report is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ArcSight common stock will be made only pursuant to an offer to purchase and related materials that HP intends to file with the United States Securities and Exchange Commission. ArcSight stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Once filed, copies of the tender offer statement on Schedule TO, the offer to purchase and related documents will be made available to ArcSight stockholders at no expense to them. In addition, those materials will be available without charge from ArcSight Investor Relations at (415) 293-4427 or by email at robert.dougherty@fd.com, or the United States Securities and Exchange Commission through the Commission’s website at www.sec.gov. ArcSight stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.